John Mahon 202.729.7477	Writer’s E-mail Address John.Mahon@srz.com

September 2, 2016

VIA EDGAR

Christina DiAngelo Fettig, CPA

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.
Registration Statement on Form N-14
(File Nos. 814-01211 and 333-212817)

Dear Ms. Fettig and Mr. O’Connor:

On behalf of Great Elm Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on August 19, 2016, August 23, 2016 and August 30, 2016 with respect to the Company’s Registration Statement on Form N-14 (File No. 333-212817), filed with the Commission on August 1, 2016 (the “Registration Statement”) to register the shares of the Company’s common stock to be issued in connection with the merger of Full Circle Capital Corporation (“Full Circle”) with and into the Company (the “Merger”), and the prospectus of the Company and the proxy statement of Full Circle included therein (the “Proxy Statement/Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Proxy Statement/Prospectus are referenced in the below responses, such revisions are indicated by proposed marked pages from the Proxy Statement/Prospectus attached hereto.

General

1.

Comment: Please note that the Company will be required to file updated auditor consents as exhibits to a pre-effective amendment to the Registration Statement prior to requesting accelerated effectiveness thereof.

Response: The Company acknowledges the Staff’s comment.

2.	Comment: Please note that the audited seed stage financial statements of the Company, dated June 30, 2016, will become stale in 135 days (by November 12, 2016).

Response: The Company acknowledges the Staff’s comment.

Christina DiAngelo Fettig

James E. O’Connor

September 2, 2016

3.	Comment: Please note that the financial statements of Full Circle included in the Registration Statement will become stale by September 28, 2016.

Response: The Company acknowledges the Staff’s comment.

4.

Comment: With respect to the Company’s audited special purpose schedule of investments, please confirm whether there have been any material changes to the investments included in the portfolio to be acquired by the Company prior to completion of the Merger, or to the valuations thereof set forth in the audited special purpose schedule of investments.

Response: The Company advises the Staff on a supplemental basis that as of the date hereof there has been no material change to the investments included in the portfolio to be acquired by the Company prior to completion of the Merger, or in the valuations thereof, from what is set forth in the Company’s audited special purpose schedule of investments.

5.

Comment: Please provide a written analysis in accordance with the North American Security Trust (“NAST”) no-action letter indicating the basis for concluding that the accounting successor of the Merger will be the Company, rather than Full Circle. Please also indicate whether the Company, subsequent to the Merger, will be managed substantially differently than how Full Circle is presently managed.

Response: A copy of the Company’s analysis with respect to the appropriate successor from an accounting perspective is attached as Annex A hereto in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that the Company intends to focus primarily on the secondary market for debt investments, rather than utilizing the direct origination approach historically favored by Full Circle, with a view towards acquiring debt instruments that it believes may be undervalued. As a result, the Company believes that it will be managed in a substantially different manner than Full Circle has historically been managed.

6.

Comment: Please advise the Staff on a supplemental basis whether the Company intends to dispose of the current portfolio assets of Full Circle after completion of the Merger, other than in the normal course of business.

Response: The Company advises the Staff on a supplemental basis that the portfolio assets presently held by Full Circle are generally illiquid in nature and have no active trading market. As a result, the Company does not presently intend to undertake a plan to dispose of such assets upon completion of the Merger, and generally expects to continue to hold most of such assets until maturity or earlier repayment event.

7.

Comment: Please advise the Staff whether the Company intends to file its election to be treated as a business development company pursuant to Form N-54A prior to requesting accelerated effectiveness of the Registration Statement.

Response: The Company advises the Staff on a supplemental basis that it intends to file its election to be treated as a business development company on Form N-54A prior to requesting acceleration of the effectiveness of the Registration Statement.

Christina DiAngelo Fettig

James E. O’Connor

September 2, 2016

8.	Comment: Please provide an accrual analysis from an accounting perspective with respect to the Company’s treatment of organizational and offering costs in its audited seed stage financial statements.

Response: The Company advises the Staff on a supplemental basis that it has disclosed all organizational and offering expenses that Great Elm Capital Group, Inc. and the three private funds that will contribute investments to the Company (the “Mast Funds”) have paid on the Company’s behalf through the date of its audited seed stage financial statements. Such amounts have not been recognized in view of (i) the uncertainty with respect to completion of the proposed Merger, because of the required vote by the stockholders of Full Circle, and (ii) the fact that Company will ultimately not be required to reimburse its affiliates for such expenses if the Merger is not completed.

9.

Comment: Please confirm that the Company will update its audited seed stage financial statements to include a “Subsequent Events” footnote in the event its organizational and offering expenses materially increase prior to effectiveness of the Registration Statement.

Response: The Company confirms to the Staff that it will update the “Fees and Expenses” section of the Registration Statement, as well as its pro forma financial statements and capitalization table, to reflect any material increase in organizational and offering expenses accrued prior to effectiveness of the Registration Statement.

10.

Comment: Please confirm that the Company will update the footnotes to its audited seed stage financial statements to reflect the actual execution date of the Company’s advisory agreement and administration agreement, once known.

Response: The Company confirms to the Staff that it will update the “Summary” and “GECC” sections of the Registration Statement to reflect the execution date of the Company’s advisory agreement and administration agreement, once known. However, the Company advises the Staff on a supplemental basis that it believes that revising footnotes to its audited seed stage financial statements to reflect such dates would provide no further material information to investors from an accounting perspective and would be contrary to the guidance in ASC 855-10-55.

11.

Comment: Please explain on a supplemental basis the reference to “adjusted gross assets” set forth in the description of the fees payable under the Company’s advisory agreement set forth in the footnotes to the Company’s audited seed stage financial statements.

Response: The Company advises the Staff on a supplemental basis that the term “adjusted gross assets” refers to the exclusion of cash and cash equivalents from the gross assets of the Company used to calculate base management fees under its advisory agreement, as detailed under the “GECC” section of the Registration Statement. The Company will add disclosure on page F-5 of the Registration Statement to clarify this definition in the form of the marked page attached hereto.

12.

Comment: Please confirm that Full Circle has accrued capital gains incentive fees and reflected such accrued fees on its financial statements in accordance with the previously issued AICPA Audit Risk Alert from 2011-2012, and that the Company will continue to do so subsequent to completion of the Merger.

Christina DiAngelo Fettig

James E. O’Connor

September 2, 2016

Response: The Company advises the Staff on a supplemental basis that Full Circle has informed the Company that Full Circle has applied the previously issued guidance regarding accrual of capital gains incentive fees reflecting unrealized capital appreciation in the preparation of its financial statements. In addition, the Company confirms that it will comply with such guidance in the preparation of its financial statements subsequent to completion of the Merger.

13.

Comment: Please advise the Staff on a supplemental basis how the investments included on the Company’s special purpose audited schedule of investments were selected to be contributed to the Company. In addition, please confirm the percentage of total assets such investments represent with respect to each Mast Fund that will contribute such investments to the Company.

Response: The Company advises the Staff on a supplemental basis that the selection process for the investments to be contributed to the Company involved negotiations between Full Circle, including the special committee of its board of directors in an oversight capacity, and the Mast Funds, and that such investments were ultimately subject to due diligence by and the approval of Full Circle’s special committee and the Company. In general, such investments were selected on the basis of their anticipated risk-adjusted return to investors and expected fit within the Company’s portfolio, both from a regulatory and tax perspective, subsequent to completion of the Merger. In addition, the Company advises the Staff on a supplemental basis that such contributed investments represent approximately 26.5%, 24.3% and 5.0% of the total assets, respectively, of each of the three Mast Funds, in each case as of June 30, 2016.

14.	Comment: Please revise the Company’s special purpose audited schedule of investments to note:

	•	any investments that would be considered “non-qualifying” under Section 55 of the Investment Company Act of 1940, as amended;

	•	for any investments that have floating interest rates, how such rate is calculated as well as the current applicable rate;

	•	any investments that contain payment-in-kind (“PIK”) provisions, as well as the percentage of total interest that may be paid in the form of PIK for each such investments;

	•	the cost of each investment listed in a separate column;

•

any investment included that has experienced a material downgrade in creditworthiness, or that is currently or has previously been on non-accrual or is experiencing or has previously experienced payment defaults; and

	•	for any debt investments that do not fully amortize of their term, the payments payable upon maturity.

Response: The Company advises the Staff on a supplemental basis that it will revise the audited special purpose schedule of investments to identify non-qualifying assets under Section 55 of the Investment Company Act and will include the cost of each investment on the schedule. All other items noted above are not applicable to the investments included within the special purpose schedule of investments.

Christina DiAngelo Fettig

James E. O’Connor

September 2, 2016

15.	Comment: Please confirm that the Company intends to apply a materially similar valuation methodology as Full Circle with respect to Full Circle’s portfolio assets that it will acquire in the Merger.

Response: The Company confirms to the Staff that it intends to utilize a materially similar valuation process as Full Circle with respect to Full Circle’s portfolio assets that it will acquire in the Merger, including the use of the third party valuation firm that has historically assisted Full Circle in its valuation efforts with respect to such investments. The Company will apply its judgment in purchase accounting and subsequent calculations of fair value in accordance with Section 2(a)(41) of the 1940 Act and no assurance can be given that the results of such process will be identical to Full Circle’s.

16.

Comment: Please provide supplementally an explanation of how the acquisition of investments from the Mast Funds and the Merger of Full Circle into the Company each will be treated from an accounting perspective (whether as a business combination or asset acquisition), taking into consideration the requirements of 11-01(d) under Regulation S-X and GAAP. In addition, please indicate how any difference between the consideration paid by the Company and the total assets of Full Circle will be handled from an accounting perspective, including whether the Company expects to record goodwill as a result of the Merger.

Response: The Company advises the Staff on a supplemental basis that it intends to treat the acquisition of portfolio investments from the Mast Funds (the “MAST Portfolio Assets”) as an asset acquisition, given that less than a majority of the total assets of each Mast Fund will be acquired by the Company.

The Company intends to treat the Merger as a business combination, in view of the fact that the Company will be acquiring by merger all of the business of Full Circle. The Company will apply the guidance in ASC 805-30-30, which specifies the measurement period for (a) the fair value of the Full Circle assets assumed, (b) the Company shares issued as merger consideration and (c) the Full Circle debt assumed.

17.

Comment: Please describe on a supplemental basis how the number of shares to be issued to Full Circle shareholders will be determined in connection with the closing of the Merger, and when both the portfolio assets of Full Circle and the assets contributed by the Mast Funds will be valued in connection with such determination.

Response: The measurement date defined in the Merger Agreement is used to fix the exchange ratio in the Merger Agreement so that at the time of the Full Circle special meeting, Full Circle stockholders have mathematical certainty as to their consideration, rather than merely a formula. See Sections 1.7(a), 7.14(p), 7.14(i) and 7.14(y) of the Merger Agreement. The exchange ratio is set by measuring, as of the measurement date, the relative contribution to the pro-forma net asset value of the Company of (a) the net asset value of Full Circle (less the special dividend and estimated transaction costs) and (b) the MAST portfolio and the $30 million received by the Company from Great Elm Capital Group, Inc. (less estimated transaction costs).

18.

Comment: Please explain on a supplemental basis the purpose of the shortened tax year noted in the Registration Statement, as well as why the Company will not be a regulated investment company for federal income tax purposes during such year.

Christina DiAngelo Fettig

James E. O’Connor

September 2, 2016

Response: The Company advises the Staff on a supplemental basis that in order to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), the Company must either (i) have been a business development company (“BDC”) for its entire tax year, or (ii) have been a BDC since it commenced operations during its current tax year. Because the Company intends to acquire the MAST Portfolio Assets prior to filing its election to be treated as a BDC under the 1940 Act, there is a question regarding whether it would be able to elect to be treated as a RIC for federal income tax purposes during its current tax year. As a result, the Company intends to acquire the MAST Portfolio Assets, immediately thereafter file an election to be treated as a BDC under the 1940 Act, and then commence a new tax year on the first day of the month immediately following such election. As a result, the Company believes that it will be eligible to elect to be treated as a RIC for federal income tax purposes for this new tax year that includes the Consummation Date. The Company does not anticipate incurring any material federal income taxes as a result of the pre-RIC election partial tax year.

19.

Comment: Please describe how the transaction expenses of the transaction will be accounted for between the acquisition of the investments of the Mast Funds and the Merger of Full Circle into the Company. Please specify how different transaction fees (e.g., termination fees, contingency fees, fees of consultants, etc.) will be treated for accounting purposes.

Response: The Company advises the Staff on a supplemental basis that all of the expenses expected to be incurred in connection with both the acquisition of the MAST Portfolio Assets and the Merger will be borne by affiliates, rather than the Company, if the Merger is not consummated. As a result, the Company does not expect to incur any such expenses for accounting purposes until consummation of the Merger. In addition, if the Merger Agreement is terminated, any termination fees payable to the Company will serve to offset the expenses borne by the Company’s affiliates on the Company’s behalf. The Company expects the contingency fee owed to Full Circle’s financial adviser to be paid by the Company as the survivor of the Merger, and to be reflected as a liability assumed by the Company upon consummation of the Merger. If the Merger occurs, the Company will expense all of its transaction costs per ASC 805-10-25-23.

20.

Comment: Please advise the Staff on a supplemental basis whether any portion of the proposed special distribution to Full Circle shareholders described in the Registration Statement will represent a tax return of capital. If so, please revise the disclosure regarding such special distribution, where applicable, to prominently note such fact.

Response: The Company advises the Staff on a supplemental basis that it expects a portion of the Special Distribution to be treated as a tax return of capital. The amount of tax return of capital that each Full Circle stockholder receives will depend on that stockholder’s individual adjusted basis in its stock. The disclosure on pages vi, 4 and 59 of the Registration Statement have been revised to reflect this.

21.

Comment: Please provide an analysis regarding why the payment of a termination fee by Full Circle to the Company under the Merger Agreement would not represent a joint transaction in violation of Section 57(a)(4) under the 1940 Act. Specifically, we note that the Merger Agreement restricts the ability of Full Circle to solicit additional offers, and also requires the appointment of two existing Full Circle directors to the board of the Company, which could be viewed as indicia of control by the Company over Full Circle.

Christina DiAngelo Fettig

James E. O’Connor

September 2, 2016

Response: The Company advises the Staff on a supplemental basis that there was no affiliation between the Company and Full Circle at the time the Merger Agreement was entered into, nor for the six month period prior thereto. Specifically, during such time none of the Company, the Mast Funds nor Great Elm Capital Group, Inc. held any securities of Full Circle, had any directors or officers in common with Full Circle or was under common control with Full Circle. Additionally, the Special Committee is comprised of disinterested directors under Section 2(a)(19) who have never had an affiliation with the Mast Funds or the Company and who have individual fiduciary duties under state law that are not impacted by the existence of the termination fee. Therefore, the Company believes that the Company and Full Circle meet the requirements to permit reliance on Rule 17a-4 under the 1940 Act applicable to contracts entered into between parties with no prior affiliation. As a result, neither the Merger nor any transactions or payments contemplated in the Merger Agreement should be viewed as a joint transaction under Section 57(a)(4).

Moreover, the deal protection provisions included in the Merger Agreement, including the termination fee, and the composition of the board of directors of the Company following the Merger are typical for similar transactions, including those involving BDCs, and do not materially impact Full Circle’s ability to operate independently from the Company prior to consummation of the Merger. Specifically, Full Circle retains the ability to operate its business independently from the Company until completion of the Merger. While Full Circle cannot actively solicit other offers, the Special Committee may directly negotiate with any bidder that approaches it, and may elect to terminate the Merger Agreement and move forward with an alternate transaction in its sole discretion, and the Company will have no right to prevent Full Circle from being sold to another party. These provisions of the Merger Agreement were negotiated on an arms-length basis with sophisticated counsel and a brand name financial advisor representing the Special Committee. Most importantly, the Full Circle board retains the right to change its recommendation of the transaction over the Company’s objection.

Also, while Full Circle specifically negotiated for the inclusion of two of its board members on the board of directors of the Company post-merger, it did so to ensure greater protection for its former stockholders after the transaction is completed. As noted above, neither of those Full Circle board members presently serve on the board of directors of the Company nor are they affiliated with the Mast Funds. As a result, the Company does not believe the director appointment provision included in the Merger Agreement should have any impact on an evaluation of affiliation between Full Circle and the Company.

Questions and Answers About the Special Meeting and the Merger

22.

Comment: Please revise the Q&A section of the Registration Statement to include a separate Q&A detailing the total cost of the transaction, who will be paying what portion of such expenses, and the basis for the proposed split of expenses.

Response: The Company has revised the disclosure set forth on page vii in the above-referenced section of the Registration Statement in response to the Staff’s comment.

23.

Comment: In the Q&A entitled “How do GECC’s investment objectives and strategy differ from Full Circle’s?”, please add disclosure confirming, if true, that the Company does not plan to dispose of the current portfolio assets of Full Circle following consummation of the Merger.

Christina DiAngelo Fettig

James E. O’Connor

September 2, 2016

Response: The Company has revised the disclosure set forth on page v in the above-referenced Q&A of the Registration Statement in response to the Staff’s comment.

Summary

24.

Comment: In the second paragraph on page 2 of the “Summary” section of the Registration Statement, please revise the disclosure regarding the assets to be contributed by the Mast Funds to note the percentage of each fund contributed and how such assets were selected.

Response: The Company has revised the disclosure set forth in the above-referenced paragraph in response to the Staff’s comment.

Comparative Fees and Expenses

25.	Comment: Please advise the Staff on a supplemental basis why the pro forma line item for management fees is below 1.5%, the stated base management fee for the Company after completion of the Merger.

Response: The Company advises the Staff on a supplemental basis that the pro forma line item for management fees is below 1.5% as a result of the fact that the Company will hold significant cash after completion of the Merger, on which it will not be required to pay base management fees.

26.	Comment: Please update the Full Circle line item to 11.43%, which appears to be the appropriate figure after rounding.

Response: The Company has revised the above-referenced line item on page 33 of the Registration Statement in response to the Staff’s comment.

27.	Comment: Please advise the Staff on a supplemental basis why the Full Circle and pro forma line items for incentive fees are the same.

Response: The Company advises the Staff on a supplemental basis that, in the absence of historical information, it assumed for purposes of the “Comparative Fees and Expenses” section of the Registration Statement that the Company would pay the same amount of incentive fees, expressed as a percentage of net assets, on its combined assets as Full Circle previously paid for the nine months ended March 31, 2016 on an annualized basis.

28.	Comment: Please advise the Staff on a supplemental basis why the Company has not included any assumption of additional leverage under the pro forma line item for interest payments on borrowed funds.

Response: The Company has revised the tabular disclosure set forth in the “Comparative Fees and Expenses” section of the Registration Statement in response to the Staff’s comment.

29.	Comment: In the paragraph immediately preceding the example, please revise the disclosure to quantify total transaction expenses as a percentage of pro forma net assets.

Response: The Company has revised the disclosure set forth in the above-referenced paragraph on page 35 of the Registration Statement in response to the Staff’s comment.

Christina DiAngelo Fettig

James E. O’Connor

September 2, 2016

30.

Comment: Please confirm to the Staff on a supplemental basis that the effect of any taxes expected to be incurred by shareholders or acquired fund fees and expenses have been factored in to the tabular disclosure included in the “Comparative Fees and Expenses” section of the Registration Statement.

Response: The Company confirms that there are no material federal income tax effects to Full Circle stockholders or acquired fund fees and expenses that would require revisions to the tabular disclosure set forth in the above-referenced section of the Registration Statement.

Certain Material U.S. Federal Income Tax Considerations

31.

Comment: We note the reference to capital loss carry-forwards under the sub-heading “Full Circle’s Pre-Merger Capital Loss Carryforwards and Unrealized Losses”.  Please revise the disclosure set forth under such sub-heading to state with greater certainty that there will be limitations on the use of such loss carry-forwards by the Company as a result of the Merger.

Response: The Company has revised the disclosure set forth in the above-referenced section on page 60 of the Registration Statement in response to the Staff’s comment.

Pro Forma Financial Statements

32.	Comment: With respect to the pro forma financial statements, please indicate whether there are any valuation differences between the Company and Full Circle that would require adjustment.

Response: The Company will not complete its purchase accounting due diligence work until after completion of the Merger. The Company is monitoring the credit quality and other valuation factors of the positions in the Full Circle portfolio while the transaction is pending.

33.	Comment: Please move the footnotes contained in Note 5 to the pro forma financial statements to immediately below the financial statements.

Response: The Company has moved the footnotes to the pro forma financial statements on page 80 of the Registration Statement in response to the Staff’s comment.

34.

Comment: With respect to subparagraph (d) to Note 5 to the included pro forma financial statements, we note the reference to fair valuing Full Circle’s current debt. Please advise the Staff on a supplemental basis how Full Circle presently values its debt, and how the Company intends to value its debt subsequent to completion of the Merger.

Response: The Company advises the Staff on a supplemental basis that Full Circle has historically held its outstanding debt at par value, as adjusted for costs in accordance with ASC 470, rather than electing to hold its outstanding debt at fair value. While the Company also intends not to periodically change the carrying value of the debt to fair value, the Company (a) intends to disclose the fair value of debt in the footnotes to the Company’s financial statements and (b) to record the fair value of Full Circle’s debt in accordance with ASC 805.

35.

Comment: With respect to subparagraph (e) to Note 5 to the included pro forma financial statements, please advise the Staff on a supplemental basis what “historical Full Circle accounts” will be eliminated, and what other “purchase accounting adjustments” will be recorded.

Christina DiAngelo Fettig

James E. O’Connor

September 2, 2016

Response: The Company advises the Staff on a supplemental basis that Full Circle’s deferred offering expenses and deferred financing costs will be eliminated in purchase accounting.

36.	Comment: Please revise the Company’s pro forma financial statements to include a pro forma schedule of investments.

Response: The Company has included a draft pro forma schedule of investments starting at page 81 of the Registration Statement in response to the Staff’s comment.

Full Circle

37.

Comment: We note the reference to the amendment to Full Circle’s existing credit facility under the sub-heading “Other Developments” in Full Circle’s MD&A disclosure. Please advise the Staff on a supplemental basis whether such amendment was undertaken in the ordinary course of operations, or as a result of the proposed Merger.

Response: The Company advises the Staff on a supplemental basis that it has been advised by Full Circle that the above-referenced amendment to Full Circle’s credit facility was entered into in the ordinary course of business in order to extend the expiration date of the credit facility and not in connection with the proposed Merger. The Company notes that the amendment to Full Circle’s credit facility was executed on June 3, 2016, nearly 20 days prior to execution of the definitive Merger Agreement with the Company.

38.

Comment: Under the sub-heading “Senior Securities of Full Circle”, please confirm that any total return swaps to which Full Circle was a party have been included in the calculation of the asset coverage ratio per unit set forth in Full Circle’s senior securities table. In addition, please provide the Staff on a supplemental basis with a copy of the calculations used in preparing the applicable asset coverage ratios listed in Full Circle’s senior securities table.

Response: The Company confirms that the only swap to which Full Circle was historically a party was entered into in order to hedge a security that Full Circle continued to maintain as part of its portfolio of assets.  As a result of Full Circle holding the underlying security, it did not view such swap as representing a senior security and therefore did not include such swap as a senior security in the calculation of the asset coverage ratio per unit set forth in Full Circle’s senior securities table.  In addition, a copy of the calculations used in preparing the applicable asset coverage ratios included in Full Circle’s senior securities table are attached as Annex B hereto.

*          *          *

Christina DiAngelo Fettig

James E. O’Connor

September 2, 2016

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:                              Peter Reed, Chief Executive Officer / Great Elm Capital Corp.

Christina DiAngelo Fettig

James E. O’Connor

September 2, 2016

Annex A

Accounting Acquirer in the Full Circle Merger

Background

On June 23, 2016, Great Elm Capital Corp. (“GECC”) entered into an agreement and plan of merger (the “Merger Agreement”) with Full Circle Capital Corporation (“Full Circle”) providing for the merger of Full Circle with and into GECC (the “Merger”) in a stock for stock transaction whose exchange ratio was set at 100% net asset value.

On June 23, 2016, GECC, Great Elm Capital Group, Inc. (“Great Elm”) and private investment funds (the “Funds”) managed by MAST Capital Management, LLC (“MAST”) entered into a subscription agreement (the “Subscription Agreement”) providing for, among other things, the contribution by Great Elm of $30 million in cash and the contribution by the Funds of a portfolio of securities whose May 31, 2016 fair value was $90 million.

The following table shows the pro-forma ownership (using March 31, 2016 net asset value) of GECC common stock following the consummation of the transactions contemplated by the Subscription Agreement and the Merger Agreement:

	Full Circle	Great Elm Capital	The Funds	Total
Net asset value	$72,391,635	$29,750,000	$89,250,000	$191,391,635
Shares	4,826,109	1,983,333	5,950,000	12,759,442

The Merger Agreement provides that the board of directors of GECC (the “Board”) immediately following the Merger will be comprised of (a) two independent directors nominated by MAST (the “GECC Nominees”), (b) one independent and one non-independent director nominated by Full Circle (the “Full Circle Nominees”) and (c) Peter A. Reed, Chief Executive Officer of GECC, chief investment officer of Great Elm Capital Management, GECC’s external investment manager (“GECM”), a partner in MAST and a member of the board of directors of Great Elm.

Michael Sell, chief financial officer of Full Circle, is expected to become GECC’s initial CFO.

In the Subscription Agreement, GECC and the Funds agreed, for so long as they collectively hold at least 35% of the outstanding shares of GECC common stock, to vote in the same proportion as the other stockholders of GECC with respect to any of the following matters submitted to a vote of GECC’s stockholders (a) change GECC’s investment management agreement with GECM; (b) change the organizational documents of GECC; or (c) approve the issuance of GECC common stock ration at a per share price less than the then prevailing net asset value.

Accounting Standards

Accounting Standards Codification (ASC) 805, Business Combinations, in paragraph 805-10-25-5 provides that the guidance in the General Subsections of SubTopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination.

Christina DiAngelo Fettig

James E. O’Connor

September 2, 2016

ASC 805-55-12 provides that in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

(a)

The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

(b)

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

(c)

The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

(d)	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

(e)

The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

ASC 805-55-13 provides that the acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

ASC 805-55-15 provides that a new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

North American Security Trust

In addition to GAAP, the staff of the Division of Investment management provided guidance in the North American Security Trust, SEC Staff No Action Letter (August 5, 1994) no action letter.  The no-action letter specifically identifies attributes of the surviving fund, including (a) investment advisor, (b) investment objectives, policies and restrictions, (c) expense structures and expense ratios, (d) asset size and (e) portfolio composition.

Christina DiAngelo Fettig

James E. O’Connor

September 2, 2016

Analysis

1.

Great Elm and the Funds will collectively own 62% of the pro-forma voting securities of GECC while former Full Circle stockholders would own 38% of the pro-forma voting securities of GECC.  This factor supports GECC being the accounting acquirer.

2.

Great Elm and the Funds agreed to voting restrictions in the Subscription Agreement.  The restrictions only apply to a limited number of matters and may be waived by the Board.  Further, the voting restrictions do not prohibit Great Elm and the Funds from voting to remove the Full Circle Nominees or from voting on other matters such as mergers and acquisitions.  This factor is neutral with respect to which party is the accounting acquirer.

3.	The Funds will own approximately 46% of the pro-forma voting securities of GECC. There is no other large block of shares under common control. This factor supports GECC being the accounting acquirer.

4.	Mr. Reed is the deciding vote on the Board if the GECC Nominees and the Full Circle Nominees were to split on a matter submitted to the Board. This factor supports GECC being the accounting acquirer.

5.

Mr. Reed, a GECC nominee, is CEO of GECC.  Michael Sell is CFO of GECC.  Given the extent to which GECM controls GECC’s investment decisions, this factor supports GECC and not Full Circle being the accounting acquirer.

6.

The exchange ratio in the Merger Agreement is set at 100% of net asset value of the respective party.  However, Full Circle’s common stock was trading at a significant discount to Full Circle’s net asset value before the Merger Agreement was announced.  GECC is therefore paying a premium to the unaffected market price in the transaction.  This conclusion is supported by the analysis done by Houlihan Lokey in rendering their fairness opinion to Full Circle.  This factor supports GECC and not Full Circle being the accounting acquirer.

7.	On a pro-forma basis, GECC’s net assets are approximately $119 million as compared to $72 million for Full Circle. This factor supports GECC being the accounting acquirer.

8.

If one were to ignore the form of the Merger, the Mast Funds hold the most significant post transaction interest.  Their interest is offset by Great Elm’s interest as (a) a GECC stockholder and (b) owner of GECM, GECC’s external manager.  In terms of functional control, Great Elm’s rights are significant.  None of the factors in ASC 805 suggest that Full Circle should be treated as the accounting acquirer.  The factor is neutral as to which party is the accounting acquirer.

9.

GECC will not retain Full Circle’s investment advisor, but instead have a new investment advisor not comprised of any of the employees of Full Circle’s investment advisor.  This factor supports GECC being the accounting acquirer.

10.

GECC will invest primarily in securities purchased in the secondary market that have quoted prices.  Full Circle invested primarily in loans that were directly sourced and not quoted in the aftermarket.  This significant change in investment policies supports GECC and not Full Circle being the accounting acquirer.

Christina DiAngelo Fettig

James E. O’Connor

September 2, 2016

11.

Full Circle’s investment advisor placed a voluntary cap on expenses of Full Circle.  GECM agreed to a one-year cap applied only to the compensation element of GECC’s cost structure.  This factor is neutral as to which party is the accounting acquirer.

12.

The diversification requirements under the Investment Company Act and as a RIC under the Internal Revenue Code of 1986, as amended, are limiting GECM’s desire to invest on a concentrated basis in “high conviction” investments.  In contrast, Full Circle’s portfolio was diversified by industry, geography and collateral.  This factor supports GECC being the accounting acquirer.

Conclusion

We believe that GECC should be viewed as the acquirer for financial reporting purposes.

Christina DiAngelo Fettig

James E. O’Connor

September 2, 2016

Annex B

Calculation For Asset Coverage Ratio Included in Senior Securities Table (as of March 31, 2016)

	Total Assets	$160,724,982
Less:	Liabilities not representing senior securities	$27,140,890

Equals:	Assets for Numerator	$133,584,092

	Senior Securities	$33,645,525

Coverage Ratio		397.0%